Yukon-Nevada Gold Corp. Submits Assessment Application for Ketza River, Yukon

Yukon-Nevada Gold Corp.
Yukon-Nevada Gold Corp. Submits Assessment Application for Ketza River, Yukon
TSX:YNG
WHY?
YESAA assessments look at environmental and socio-economic impacts of activities in the Yukon territory.
YESAA
Yukon Environmental and Socio-economic Assessment Application
Approval is a critical first step in bringing the mine back into production
THE PROCESS
SUBMITTED
Yukon Environmental and Socio-economic Assessment Board
Minimum one-year
RESOURCE ESTIMATES
MEASURED
Au
29,000oz
measured in 167,800 tonnes grading
5.38 gpt
INDICATED
Au
388,700oz
measured in 2,212,300 tonnes grading
5.46 gpt
INFERRED
Au
67,300oz
measured in 453,700 tonnes grading
4.62 gpt
CURRENT WORK
Replacement camp (completed July 2011)
2011 drill program
>6,100m
Type A water license application
Community consultation
New water well
KETZA RIVER HOLDINGS
YUKON
WHITEHORSE
2008
Baseline Studies
2009 - 2010
Geotechnical and hydrogeology drilling programs
41%
of measured and indicated resource is hosted in oxide ore in which gold is 90% recoverable
The historic Ketza River Mine produced 98,000 oz of gold and by-product silver between 1988 and 1990.
KETZA RIVER CAMP
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This news release was reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.
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Vancouver, BC – September 26, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company” or “YNG”) is pleased to announce that on behalf of its wholly owned subsidiary, Ketza River Holdings Ltd., it has submitted its Yukon Environmental and Socio-economic Assessment Application (“YESAA”) for the Ketza River Project to the Executive Committee of the Yukon Environmental and Socio-Economic Assessment Board (“YESAB”). The Ketza River Project is located 42km off of kilometer 323 of the Robert Campbell Highway near Ross River, Yukon Territory.

An assessment by YESAB is the critical first step in gaining the necessary approvals in order to bring the Ketza River Mine back into production. The board will assess the environmental and socio-economic effects of project activities and give consideration to scientific information, traditional knowledge and other local knowledge in its assessment. The timeline for review is a minimum of one year from the date of submission.

The Ketza River Project is in the same location as the historic Ketza River Mine, which produced 98,000 oz of gold and by-product silver between 1988 and 1990. The current gold Resource includes: 29,000 oz Measured in 167,800 tonnes grading 5.38 gpt and 388,700 oz Indicated in 2,212,300 tonnes grading 5.46 gpt. A further 67,300 oz in 453,700 tonnes grading 4.62 gpt is present in the Inferred category. The most recent Technical Report can be found in its entirety on the Company website here: http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836

The planned mine includes nine open pits and two underground declines with 83% of the ounces to be mined from open pits.

A total of 41% of the measured and indicated recoverable resource ounces are hosted in oxide ores which have a gold recovery of 90%. The remaining 59% of the measured and indicated recoverable resource ounces are hosted in sulfide or mixed sulfide+oxide ores that generally have gold recoveries of 70%.

YESAA baseline studies for the Ketza River Project began in 2008. Concurrently, geotechnical and hydrogeology drilling programs were initiated, metallurgy drilling and testing programs developed and upper tailings site identified and drilled. During 2009 and 2010, YNG conducted geophysical surveys, soil surveys, exploration drilling, additional geotechnical and hydrogeology drilling in the proposed resource areas, and geotechnical characterization of the lower tailings site.

Current work at Ketza includes the following activities:

  2011 drill program including >6,100m of drilling
  Installation of a replacement camp (completed August 2011)

  Drilling of a new water well for use at the camp and the new mine facilities
  Community and First Nations consultation meetings
  Obtaining a type A water license for the existing tailings facility.

The Ketza River Project is located within the Traditional Territories of the Ross River Dena Council (“RRDC”), Liard First Nation (“LFN”), and Teslin Tlingit Council (“TTC”). Negotiations have already begun to renew the Memorandum of Understanding between Ketza River Holding and RRDC and to create a Social Economic Partnership Agreement. Similar negotiations and agreements will be pursued with the Tlingit and Liard groups. When the Ketza River mine site is reopened, opportunities for the Kaska and Tlingit people will include both employment and service contracts, in addition to job training.

This news release was reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.